SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2011

1. DATE AND TIME: On April 29, 2011, at 10:00 a.m. 2.  PLACE:  The Company’s headquarters located at Rua Eteno, no 1561, Complexo Petroquímico de Camaçari, CEP: 42.810-000, Municipality of Camaçari, State of Bahia. 3.  CALL NOTICE: The Call Notice was published pursuant to article 124 of Law No. 6,404/76, in the "Official Gazette of the State of Bahia" on the April 14, 15 and 16/17, 2011 editions, in the newspaper "A Tarde" on the April 14, 15 and 18, 2011 editions, and it was also widely disclosed pursuant to the Brazilian Securities Commission (CVM) Rulings Nos. 02/78 and 207/94, in the newspaper "Valor Econômico", on the April 14, 15/16/17 and 18, 2011 editions. 4.  PUBLICATIONS:  the publication of the announcements to which the main section of article 133 of Law No. 6,404/76 refers is hereby waived, in view of the publication, within the legal term, of the documents set out therein, namely: Management’s Report and Financial Statements regarding the fiscal year ended on December 31, 2010, together with the Explanatory Notes, the PricewaterhouseCoopers Auditores Independentes’ Opinion and the Fiscal Board’s Opinion, fully published in the newspaper "A Tarde", on March 19, 2011 edition, in the Official Gazette of the State of Bahia, on March 18, 2011 edition, and in summary form, in the newspapers “Valor Econômico” and “Brasil Econômico”, on March 18/19/20, 2011 edition, pursuant to CVM Ruling No.  207/94. 5.  ATTENDANCE:  Shareholders representing more than 97% of the Company’s voting capital, as per the signatures set out below and contained in the “Shareholders’ Attendance Book”. The following were also present: (i) for the purposes of the provisions of Law No. 6,404/76, article 134, paragraph 1, Mr. Manoel Carnaúba Cortez, representative of the Company’s management, and Mr. Felipe Edmond Ayoub, enrolled in the Regional Accounting Council (CRC) under No. 1SP187402/O-4 "S" BA, representative of PricewaterhouseCoopers Auditores Independentes; and (ii) pursuant to the terms of article 164, Mr. Marcos Antonio Silva Menezes, member of the Company’s Fiscal Board. The attendance of shareholders holding more than 52% of the preferred shares, as per the signatures in the “Shareholders’ Attendance Book”, was also recorded. 6.  PRESIDING BOARD: Chairman: Ana Patrícia Soares Nogueira and Secretary: Marcella Menezes Fagundes, chosen pursuant to article 17 of the Bylaws. 7.  FISCAL BOARD’S OPINION – The Company’s Fiscal Board, in an Opinion issued on March 16, 2011, expressed itself favorably to the approval, by the Annual General Meeting, of the Financial Statements and other documents related to the allocation of the result of the fiscal year ended on December 31, 2010. 8.  AGENDA:  01) Review, discussion and voting of the Management’s Report and respective Manager’s Accounts and Financial Statements, containing Explanatory Notes regarding the fiscal year ended on December 31, 2010, together with the opinions of the independent auditors and the Fiscal Board; 02)  Approval of the allocation of results of the year ended on December 31, 2010, including the proposal for distribution of dividends; 03)  Election of the members of the Fiscal Board; 04)  Establishment of the aggregate yearly compensation of the managers and members of the Fiscal Board; and 5) Election of the Chairman and Vice Chairman of the Company’s Board of Directors; 9.  RESOLUTIONS:  - The matters established in the Agenda were put to discussion and voting, and the following resolutions were unanimously taken by the attendees: 9.1) the drawing up of the minutes of this Meeting in summary form, as well as the publication of such minutes without the signatures of the attending shareholders, pursuant to article 130 and its paragraphs, of Law No. 6,404/76, were authorized; 9.2)  MANAGEMENT’S REPORT AND FINANCIAL STATEMENTS –  The Report, Management’s Accounts, Financial Statements and respective Explanatory Notes regarding the fiscal year ended on December 31, 2010, together with the opinions issued by the independent auditors PricewaterhouseCoopers Auditores Independentes and by the Company’s Fiscal Board, were approved without provisos or qualifications, those legally impeded abstaining from voting; 9.3)  ALLOCATION OF THE YEAR’S RESULT – The allocation of the net profits of the fiscal year ended on December 31, 2010, after adjustments, in the total amount of one billion, seven hundred and fifty-four million, one hundred and ninety-two thousand, ninety-one Reais and eleven centavos (R$ 1,754,192,091.11), was approved, as follows: a)  eighty-seven million, seven hundred and nine thousand, six hundred and four Reais and fifty-six centavos (R$ 87,709,604.56) for the Statutory Reserve; b)  five million, three hundred and forty-six thousand, nine hundred and sixteen Reais and sixty-three centavos (R$ 5,346,916.63) for the Tax Incentives Reserve; c)  six hundred and sixty-five million, six hundred and thirty thousand, seven hundred and ninety-five Reais and forty-nine centavos (R$ 665,630,795.49) for the payment of dividends, which corresponds to 40% of the year’s net profits adjusted for the calculation of the dividends, distributed as follows: c.1)  the gross amount of R$ 0.833247140 per share for common and class “A” preferred shares; c.2)  the gross amount of R$ 0.601988304 per share, for class “B” preferred shares; and c.3)  the gross amount of R$ 1.666494280 per American Depositary Receipt (ADR); and d)  nine hundred and ninety-five million, five hundred and four thousand, seven hundred and seventy-four Reais and forty-three centavos (R$ 995,504,774.43), corresponding to results which have not been financially paid in, resulting from equity interests and business combinations, pursuant to paragraph 1 of article 197 of Law No. 6,404/76, shall be allocated to the Realizable Profits Reserve; 9.4)  ELECTION OF MEMBERS OF THE FISCAL BOARD – election and/or reelection, as applicable, of the following sitting members and alternates of the Company’s Fiscal Board, for a term of office of one (1) year, starting on the date hereof and ending at the Annual General

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2011

Meeting which shall appraise the managers’ accounts regarding the fiscal year ending on December 31, 2011, namely, Messrs. ALUIZIO DA ROCHA COELHO NETO,  Brazilian, married, accountant, bearer of Identity Card No. 923.502-ES SSP/ES, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 031.525.087-94, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. das Nações Unidas, nº 8.501, 28º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP.05.425-070; ANTÔNIO LUIZ VIANNA DE SOUZA, Brazilian, married, equipment engineer, bearer of Identity Card No. 1.244.818 IPF/RJ, enrolled in the CPF/MF under No. 622.307.437-91, resident and domiciled in the City of Niterói, State of Rio de Janeiro, with business address at Av. República do Chile, nº 65, 4º andar, sala 401, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP. 20031-912; ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card No. 00.716.820-90 SSP/BA, enrolled in the CPF/MF under No. 075.434.415-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. Luis Viana, nº 2841, Paralela, in the City of Salvador, State of Bahia, CEP. 41730-900; MANOEL MOTA FONSECA, Brazilian, married, attorney, bearer of Identity Card No. 15.571.288-80 SSP/BA, enrolled in the CPF/MF under No. 019.638.218-15, resident and domiciled in the City of Salvador, State of Bahia, with business address at Rua Dr. José Peroba, nº 123, 1º andar, Stiep, in the City of Salvador, State of Bahia, CEP. 41820-020; and MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI, Brazilian, divorced, chemical engineer, bearer of Identity Card No. 020427932-7 issued by the Brazilian Army – Ministry of Defense, enrolled in the CPF/MF under No. 544.152.507-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida República do Chile, nº 65, sala 1201, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP. 20031-912; and, as their respective alternates,  JAYME GOMES DA FONSECA JÚNIOR, Brazilian, married, business administrator, bearer of Identity Card No. 53.157.000-9 SSP/SP, enrolled in the CPF/MF under No. 350.606.895-49, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. das Nações Unidas, nº 8501, 28º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP.05.425-070; MARCÍLIO JOSÉ RIBEIRO JÚNIOR, Brazilian, married, accountant, bearer of Identity Card No. 09810453-2 IFP-RJ, enrolled in the CPF/MF under No. 020.822.297-93, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile, nº 65, 22º andar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP. 20031-912; AFONSO CELSO FLORENTINO DE OLIVEIRA, Brazilian, married, accountant, bearer of Identity Card No. MG 5.752-270, SSP/MG, enrolled in the CPF/MF

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2011

under No. 874.220.506-91, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Av. das Nações Unidas, nº 8501, 28º andar, Pinheiros, in the City of São Paulo, State of São Paulo, CEP.05.425-070; ANA PATRÍCIA SOARES NOGUEIRA,  Brazilian, married, attorney, enrolled in the Brazilian Bar Association, Bahia Chapter (OAB/BA) under No. 11.459 and in the CPF/MF under No. 535.222.575-53, resident and domiciled at Rua Dr. Hosannah de Oliveira, nº 112 - apto. 1404, Alto do Itaigara, in the City of Salvador, State of Bahia, CEP. 41.815.215; and CARLOS ALBERTO SIQUEIRA GOMES, Brazilian, married, accountant, bearer of Identity Card No. 06161817-9 issued by IFP/RJ, enrolled in the CPF/MF under No. 771.775.767-20, resident and domiciled in the City of Niterói, State of Rio de Janeiro, with business address at Av. República do Chile, nº 65, 4º andar, Sala 401, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, CEP. 20031-912. The members of the Fiscal Board hereby elected and/or reelected have been invested in office on the date hereof, having presented statements in writing for due legal purposes and effect of the provisions of article 37, section II, of Law No. 8,934 of November 18, 1994, with the wording of article 4 of Law No. 10,194 of February 14, 2001, who are not impeded from exercising commercialization or administration of a mercantile company due to a criminal conviction, having also presented, in order to comply with the provisions of CVM Ruling No. 358, of January 03, 2002, statements in writing pursuant to such Ruling, which have been filed in the Company’s  headquarters. In view of the elections and reelections resolved upon above, the Fiscal Board shall henceforth be composed as follows: SITTING MEMBERS:  ALUIZIO DA ROCHA COELHO NETO; ANTÔNIO LUIZ VIANNA DE SOUZA; ISMAEL CAMPOS DE ABREU; MANOEL MOTA FONSECA; and MARIA ALICE FERREIRA DESCHAMPS CAVALCANTI; RESPECTIVE ALTERNATES: JAYME GOMES DA FONSECA JÚNIOR; MARCÍLIO JOSÉ RIBEIRO JÚNIOR; AFONSO CELSO FLORENTINO DE OLIVEIRA; ANA PATRICIA SOARES NOGUEIRA; and CARLOS ALBERTO SIQUEIRA GOMES; 9.5)  MANAGER’S AGGREGATE YEARLY COMPENSATION – The aggregate yearly cap of thirty-two million, four hundred and ninety-three thousand, one hundred and forty-three Reais and nine centavos (R$ 32,493,140.09), which includes the benefits and representation payments set forth in the main section of Article 152 of Law No. 6,404/76, and which shall be individualized by the Board of Directors pursuant to the provisions of articles 25 and 26, item “h” of the Company’s Bylaws, is established,  until later resolution, for the members of the Board of Directors and Executive Office; 9.6)  FISCAL BOARD’S COMPENSATION – it was established that each member of the Fiscal Board in office shall have a compensation of seven thousand, four hundred and eighty Reais (R$ 7,480.00) per month, which amount

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2011

meets the minimum limit set forth in paragraph 3 of Article 162 of Law No. 6,404/76; 9.7)  APPOINTMENT OF THE BOARD OF DIRECTORS’ CHAIRMAN AND VICE CHAIRMAN – The appointment as Chairman and Vice Chairman of the Company’s Board of Directors, respectively, of the members elected at the Annual and Extraordinary General Meeting held on April 30, 2010, namely, Messrs. MARCELO BAHIA ODEBRECHT and PAULO ROBERTO COSTA, was approved; 10  - ADJOURNMENT: As there were no further subjects to be discussed, the Annual General Meeting  was ended and these minutes were drawn up, which after read, discussed and found to be in order, are signed by all Shareholders present at the meeting, who reached the quorum necessary for the validity of the resolutions under this General Meeting, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary of the General Meeting was authorized. Camaçari/BA, April 29, 2011. [Sgd.: PRESIDING BOARD: Ana Patricia Soares Nogueira – Chairman; Marcella Menezes Fagundes – Secretary; SHAREHOLDERS: BRK Investimentos Petroquímicos S/A (by Ana Patricia Soares Nogueira); Odebrecht Serviços e Participações S/A (by Ana Patricia Soares Nogueira); Odebrecht S/A (by Ana Patricia Soares Nogueira); Petróleo Brasileiro S/A – Petrobras (by Roberto Keller Thompson Mello); Petrobrás Química S.A. – Petroquisa (by Roberto Keller Thompson Mello); ABU DH RET PENS AND BENEF FUND; AT T UNION WELF BENEFIT TRUST; BATTERYMARCH GL EM MARK FUND; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORP RFA VEBA TRUST; BGI EM MARK STR INSIG FUND LTD; BLACKROCK INST TRUST COMPANY; BLACKROCK LATIN AMER FUND INC; CAISSE DEPOT ET PLAC DU QUEBEC; CATHOLIC HEALTH INITIATIVES; CENTRAL ST SOUTH SOUTH PE FD; COLLEGE RETIR EQUITIES FUND; COUNTY E A A B F O T C COUNTY; DELAWARE G G I F D EM MARK FD; DELAWARE V T D V EM MAR SERIES; EATON V C I T BEN PL MQ EQU FD; EATON V P TAX MAN EM MARK FUND; EATON VAN PAR STR EM MARK FUND; EMERGING M S FREE EQ IND FUND; EMERGING MARKETS INDEX FUND E; FIDELITY FUNDS LATIN AMER FUND; FIDELITY I T F S G E U I FUND; FORD M C OF CAN L PENS TRUST; FORD MOT CO DEF BEN MAS TRUST; FUTURE FUND BOARD OF GUARDIANS; GLOBAL A F E M H VAL TEILFONDS; GMO REAL RET ASS ALL FUND L P; IBM DIV GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS ST B OF INVESTMENT; IN R A D T F S R P A T R A TR; IOWA PUBLIC EMPL RETIR SYSTEM; ISHARES II PUB LIMIT COMPANY; ISHARES MSCI BR FREE IND FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EM MARK IND FUND; ISHARES PUBLIC LIMITED COMPANY; JOHN H FUN II INT EQ IND FUND; JOHN HANC TR INT EQ IND TR B; JOHN HANC TR INT EQ IND TRUST; MACQUARIE L R F W M P A M E P; MANAGED PENSION FUNDS LIMITED;

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2011

NATIONAL C FOR SOC SECUR FUND; NEW ZEAL SUPERANNUATION FUND; NORTHERN T NON UC COM CON FUND; NORTHERN TRUST INV FUNDS PLC; PANAGORA GROUP TRUST; PUBLIC EMPL RET SYS OF IDAHO; ROBECO CAPITAL GROWTH FUNDS; ROBECO GL EM MARK EQ FUND II; RUSSEL INVESTMENT COMPANY PLC; SCHWAB FUND EM MARK INDEX FUND; SSGA A E M S S L Q COM TR FUND; SSGA M B I N L QP COM TR FUND; STATE O C PUB EMPL RET SYSTEM; STATE O C RET PL AND TRT FUN; STATE O N JER COM PENS FUND D; STATE STREET EMERGING MARKETS; STICHTING C R I R R I MKT FON; TEACHER RETIR SYSTEM OF TEXAS; TEACHERS R S O T S OF ILLINOIS; THE BR VALUE AND GROWTH FUND; THE EMM UMBRELLA FUNDS; THE MONET AUTH OF SINGAPORE; THE NORTH MUTUAL LIFE INSUR CO; THE PENS RES INV MANAG BOARD; THE SAN FR CITY AND C EMPL R S; THE ST T RETIR SYSTEM OF OHIO; TIAA C F T C EM MARK EQ FUND; TIAA C F T CREF EM MARK EQ I F; TREASURER T S O N C E I F P TR; UNITED TEC CORP MAS RET TRUST; UNIV OF PIT MED CENTER SYSTEM; USAA EMERGING MARKETS FUND; VANG A W E U I F S O V I I FDS; VANGUARD EM MARK ST INDEX FUND; VANGUARD T W F S I EQ IND FDS; WELLINGTON MAN POR DUB P L C; WELLINGTON TRUST COMPANY N A; WEST VIRG INV MANAGEMENT BOARD; WHEELS COMMON INVESTMENT FUND; WILMINGTON INT EQ FUND SEL LP; WILMINGTON MUL MANAG INT FUND; BLACKROCK K L AMER FUND MASTER; GOLDMAN S TR GOL SAC BRIC FUND GOLDMAN S TR GOLD SAC MKT EQ F; NORGES BANK; QANTAS S L T F THE QAN S PLAN; STATE O NEW MEX EDUC RET BOARD; STATE O NEW MEX ST INV COUNCIL; STATE O WYOM WYOM ST TREASURER; STICHTING D A EM MARK EQ POOL; STICHTING F C M M EM EQ ACTIVE; VANGUARD INVESTMENT SERIES PLC; VANGUARD T I S I FD SE VAN S F (by Luciana Pontes de Mendonça Ikeda)]

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 29, 2011

The above matches the original recorded in the proper book

Marcella Menezes Fagundes

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.